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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-15775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 (MM/DD/YY) AND ENDING September 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Fenton Building Suite 200
(No. and Street)

Jamestown (City) New York (State) 14702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole Genberg 1-716-484-7141 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EP

OATH OR AFFIRMATION

I, Daniel Overcash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Danuel R Overcash
Signature

CEO
Title

Alexandra C Gatto
Notary Public

ALEXANDRA C GATTO
Notary Public - State of New York
NO. 01GA6242775
Qualified In Chautauqua County
My Commission Expires Jun 13, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BODELL OVERCASH ANDERSON & CO., INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

BODELL OVERCASH ANDERSON & CO., INC.
INDEX TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co, Inc.

We have audited the accompanying financial statements of Bodell Overcash Anderson, & Co, Inc. (a New York State corporation), which comprise the statement of financial condition as of September 30, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bodell Overcash Anderson, & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bodell Overcash Anderson & Co, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The schedules of selling, general, and administrative expenses and schedule of other expenses have been subjected to audit procedures performed in conjunction with the audit of Bodell Overcash Anderson & Co, Inc's financial statements. The supplemental information is the responsibility of Bodell Overcash Anderson & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rochester, New York

December 14, 2015

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2015

Assets:		
Cash and cash equivalents	$	85,780
Commissions receivable		21,033
Prepaid expenses		5,115
Restricted deposits		10,000
Security deposit		1,400
Property and equipment, net		5,523
Total Assets	$	128,851
Liabilities and Shareholders' Equity:		
Liabilities:		
Accounts payable	$	11,316
Accrued payroll and benefits		23,840
Total Liabilities		35,156
Shareholders' Equity:		
Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding		43,500
Additional paid-in capital		3,436
Retained earnings		46,759
Total Shareholders' Equity		93,695
Total Liabilities and Shareholders' Equity	$	128,851

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Operations
For the Year Ended September 30, 2015

Revenue:	
Commissions and advisory fees	$ 896,233
Interest income	4,832
Rebate income	6,556
Total Operating Revenue	907,621
Expenses:	
Selling, general and administrative expenses	643,137
Other operating expenses	270,243
Total Expenses	913,380
Net Loss	$ (5,759)

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - September 30, 2014	$ 43,500	$ 3,436	$ 52,518	$ 99,454
Net Loss	-	-	(5,759)	(5,759)
Balance - September 30, 2015	$ 43,500	$ 3,436	$ 46,759	$ 93,695

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2015

Cash Flows from Operating Activities:		
Net (Loss)	$	(5,759)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		917
Decrease (increase) in segregated cash		10,190
Decrease (increase) in commissions receivable		17,950
Decrease (increase) prepaid expenses		6,589
Increase (decrease) in accounts payable and accrued payroll		(18,310)
Total Adjustments		17,336
Net Cash Provided by Operating Activities		11,577
Net Cash Utilized by Investing Activities:		
Purchase of Fixed Assets		(1,559)
Net Change in Cash and Cash Equivalents		10,018
Cash and Cash Equivalents - Beginning of Year		75,762
Cash and Cash Equivalents - End of Year	$	85,780

See accompanying notes to financial statements

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. Customers' securities transactions are recorded on the settlement date, with related commissions income and expense recorded on the trade date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commissions receivable that arise from the buying and selling of financial instruments for its clients in the amount of $21,033 as of September 30, 2015. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

Subsequent Events - The Company has evaluated for subsequent events through the date of the registered independent accountant's report, which is the date the financial statements were made available to be issued.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No such items have been recorded in 2015. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2015 were $3,421.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, and accounts payable. At September 30, 2015, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

3. FAIR VALUE (CONT'D)

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2015 to be Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2015

Computers and Equipment	$ 30,061
Leasehold Improvements	5,544
	35,605
Less: Accumulated depreciation	(30,082)
	$ 5,523

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $71,228 which was $65,228 in excess of its required net capital of $ 5,000 and a ratio aggregate indebtedness to net capital of 14.05 to 1. Effective December 5, 2014, the Company amended its membership agreement with Financial Industry Regulatory Authority (FINRA). Subsequent to that date, the Company claimed exemption under 17 CFR 240 15C3-3 (ic)(2)(ii) as its only exemption.

6. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. The Company did not make any contributions to the Plan for the year ended September 30, 2015.

The Company began a Health Savings Account in October 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

7. OPERATING LEASES

The Company has entered into a three year operating lease for its Jamestown, NY office with monthly payments in the amount of $1,700. The lease expires in August 2016. The Company has entered into a two year operating lease agreement for its Lockport, NY office with monthly payment in the amount of $1,130.98. The lease expired in September 2014 and continued on a month to month basis thereafter. The Company entered into a three year operating lease agreement for its Fredonia, NY office with monthly payments in the amount of $700. The lease expired in September 2013. Beginning October 1, 2013, the Company is renting this space on a month to month basis.

On September 1, 2011 the Company entered into a three year operating lease agreement for certain office equipment with monthly payments in the amount of $132.23. The lease expired in August 2014 and is currently on a month to month basis.

Rent expense under the premises leases and equipment leases for the year ended September 30, 2015 was $43,962.

Minimum annual rentals due under these operating leases are as follows for the year ending:

September 30	Amount
2016	$ 35,559
2017	8,255
2018	-0-
2019	-0-
2020	-0-

8. LITIGATION

During the year ended September 30, 2015, an arbitration proceeding was filed against the Company by a client. The arbitration asserts that the Company and a broker recommended unsuitable investments and the company was negligent in its supervisory capacity.

The action against the Company was ceased prior to commencement of an arbitration hearing and the Company was released from any liability in connection with this matter. Therefore, no liability has been recorded in these financial statements.

9. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commissions receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

10. SUBSEQUENT EVENT

Subsequent to September 30, 2015, and prior to issuance of these financial statements, the Company advanced $37,500 to an employee. This advance does not bear interest and is payable in full within one year.

Bodell Overcash Anderson & Co, Inc.
Schedule of Other Expenses
For the Year Ended September 30, 2015

Dues, fees, and assessments	$	4,112
Maintenance		4,664
Meals and entertainment		23,644
FINRA membership		8,488
Life insurance for employees		1,178
Office supplies and expenses		6,472
Legal expenses and arbitration costs		102,563
Professional services		25,413
Property and liability insurance		4,353
Rent		43,962
Subscriptions		4,632
Telephone		10,361
Tickers and teleregisters		26,911
Travel		3,490
Total	$	270,243

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Schedule of Selling, General, and Administrative Expenses
For the Year Ended September 30, 2015

Advertising expense	$ 3,421
Commissions	312,730
Continuing education	789
Depreciation	917
Employer payroll taxes	43,122
Group insurance	14,212
Office salaries	74,544
Officer life insurance	841
Officer's salaries	192,561
	$ 643,137

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2015

1.	Total ownership equity from Statement of Financial Condition	$ 93,695
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	93,695
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	93,695
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(22,467)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	71,228
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 71,228

Continued on next page

Bodell Overcash Anderson & Co, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2015
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,345
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 66,228
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 65,227

<u>Computation of Aggregate Indebtedness</u>

16.	Total liabilities from Statement of Financial Condition	$ 35,156
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 35,156
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	47.5%

<u>Statement Pursuant to Paragraph (d) (4) of Rule 17a-5</u>

There were no differences between the net capital computed on the Statement of Financial Condition and the Focus report

See accompanying notes to financial statements

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bodell Overcash Anderson & Co., Inc.

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) Bodell Overcash & Co, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodell Overcash & Co, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the exemption provision) from October 1, 2014 through December 4, 2014 and stated that Bodell Overcash Anderson & Co, Inc. has met the identified exemption provision from October 1, 2014 through December 4, 2014 without exception.

We have reviewed management's statements included in the accompanying Report of Exemption Claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) Bodell Overcash & Co, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodell Overcash & Co, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the exemption provision) throughout the most recent fiscal year without exception and stated that Bodell Overcash Anderson & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Bodell Overcash Anderson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodell Overcash, Anderson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rochester, New York

December 14, 2015

BODELL OVERCASH ANDERSON & CO. INC.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. §240.15c3-3(k)
SEPTEMBER 30, 2015

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provisions") from October 1, 2014 through December 4, 2014.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)) (the "exemption provisions") for the entire year ended September 30, 2015.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(i)) from October 1, 2014 through December 4, 2014 as described in paragraph (d)(4)(iii) of this section without exception.

To the best of my knowledge and belief, Bodell Overcash Anderson & Co., Inc. has met the identified exemption provisions under 17 C.F.R. §240.15c3-3: (k)(2)(ii)) throughout the entire year ended September 30, 2015 as described in paragraph (d)(4)(iii) of this section without exception.

Daniel Overcash

Daniel Overcash

BODELL OVERCASH ANDERSON & CO. INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2015

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., (Company) as of and for the year ended September 30, 2015 in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses or significant deficiencies, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, New York

December 14, 2015

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying SIPC Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2013 to September 30, 2014, which were agreed to by Bodell Overcash Anderson & Co, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended September 30, 2015 with the total revenue amount reported on Form SIPC-7 for the year ended September 30, 2015 noting no difference;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, New York

December 14, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 566.40
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(0)
	2. Assessment balance due	566.40
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	______
C.	Total assessment and interest due	$ 566.40
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 566.40	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bodell, Overcash, Anderson & Co., Inc.
(Name of Corporation, Partnership or other organization)

Dated the ____ day of ______________, 20____.

____
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Code = Line # FOCUS Report

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/14 and ending 3/31/15

12/31/14 225,200 + 3/31/15 234,833 (4030)

Item No.

Eliminate cents

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 460,033

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. Code 3952 - "NO LOSS" ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. Line (Code 3970) 233,475

12/31/14 117,268 + 3/31/15 116,207

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

Line 3952

(5) Net gain from securities in investment accounts. 12/31/14 0 + 3/31/15 0 ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 233,475

SIPC Net Operating Revenues $ 226,558

General Assessment @ .0025 $ 566.40

(to page 1, line 2.A.)

5741

BODELL OVERCASH ANDERSON & COMPANY INC.
PO BOX 1237
JAMESTOWN, NY 14702-1237

Jamestown Savings Bank
A Division of Northwest Savings Bank
Jamestown, NY 14701-5103
60-7421-2433

4/28/2015

PAY TO THE ORDER OF SIPC $ **566.00

Five Hundred Sixty-Six and 00/100** DOLLARS

Securities Investors Protection Corp
PO Box 92185
Washington, DC 20090-2185

MEMO
SIPC-6 for P/E 03/31/15

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈005741⑈ ⑆243374218⑆ 3566030189⑈